     UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

     PURSUANT TO RULE 13a-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2006

     TELECOM ITALIA S.p.A.
(Translation of registrant's name into English)

Piazza degli Affari 2
20123 Milan, Italy
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F [X]	FORM 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES [ ]	NO [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Milan, 25 September 2006 – The Chairman of the Telecom Italia Group, Mr. Guido Rossi, the Executive Deputy Chairman, Mr. Carlo Buora, and the Chief Executive, Mr. Riccardo Ruggiero, accompanied by the General Counsel, Mr. Francesco Chiappetta, were today heard by Italy’s stock market regulator Consob (Commissione Nazionale per le Società e la Borsa), which had requested a hearing concerning the recently approved company reorganization process.

The top management confirmed to Consob the reasons underlying the decisions taken by the Board of Directors on 11 September 2006. In particular, it was underlined that the reorganization of the fixed and mobile activities decided by the Board of Directors was motivated by the need for quick intervention in the light of the present competitive context and the evolution of the technological scenario, with a solution that, on the one hand, guarantees full transparency in network services and fixed-mobile services, also allowing the better exploitation of the development opportunities of telco-media convergence; on the other hand, realizing a more flexible company governance model to develop partnerships with media content providers.

The senior directors, in also reiterating that, as things stand, no change to the perimeter of activity of Telecom Italia is foreseen and that, further, no mandates have been given to financial advisers, or consultants in general, for the disposal of assets, also illustrated that the Group’s economic and financial situation is unchanged from what has already been communicated to the market thus ensuring Consob of the economic and financial health of the Telecom Italia Group. In particular, the sustainability of the Group’s debt was highlighted, given the cash generation from typical activities. The process of reorganization, it was again underlined, will be constantly verified with the sector Authority (Agcom), according to a roadmap which will be developed with continual contact, and in a spirit of full cooperation, between the Authority and the company. The company’s top management ensured their commitment to inform Consob and the market of every development of relevance to the re-organization process.

Telecom Italia
Media Relations
Institutional Press Office
+39.06.3688.2610
www.telecomitalia.com/media

Telecom Italia
Investor Relations
+ 39.02.8595.4131
www.telecomitalia.com/investors

     Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995.

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

     The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     - the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the 2006-2008 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

     The foregoing factors should not construed as exhaustive. Such factors should also be considered together with risk factors included in Telecom Italia Group's Annual Report on Form 20-F for 2005. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the Group will achieve its projected results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25th, 2006

TELECOM ITALIA S.p.A.

	BY:	/s/ Carlo De Gennaro

Carlo De Gennaro
Company Manager